Writer’s Direct Number	Writer’s E-mail Address
212.756.2577	sean.brownridge@srz.com

January 27, 2024

VIA E-MAIL AND EDGAR

Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Daniel Duchovny

Re:	Walt Disney Co.
Preliminary Proxy Statement filed by Trian Fund Management, L.P. et al.
Soliciting Materials filed pursuant to Rule 14a-12 filed by Trian Fund
Management, L.P. et al.
File No. 001-38842
Filed January 18, 2024

Dear Mr. Duchovny:

On behalf of Trian Fund Management, L.P. and certain of its affiliates (“Trian”) and the other filing persons (together with Trian, the “Filing Persons”), we are responding to your letter, dated January 25, 2024, regarding the preliminary proxy statement on Schedule 14A, filed on January 18, 2024 (the “Preliminary Proxy Statement”), with respect to The Walt Disney Company (the “Company”). We have reviewed the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) and respond below. For your convenience, the comments are restated below in italics in the order in which they were listed and are followed by our respective responses.

PREC14A filed January 18, 2024

Important

1)	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide the support described for the following disclosure:
•	that the company faces "considerable governance, strategic, financial, and operational challenges."

In response to the Staff’s comment, the Filing Persons have supplemented the disclosure in a footnote on page 4 of the revised preliminary proxy statement submitted to the SEC by the Filing Persons on the date hereof (the “Revised Preliminary Proxy Statement”) to provide additional support for the statement that the Company faces “considerable governance, strategic, financial, and operational challenges.”

The Filing Persons note that (i) from a governance perspective, the Company’s non-management directors collectively own less than $15 million of Shares (as defined in the Revised Preliminary Proxy Statement) and Mr. Iger has sold the vast majority of his Disney ownership stake (more than $1 billion of Shares), which indicates a lack of alignment with shareholders and does not accord with the spirit of the Council of Institutional Investors’ Policies on Corporate Governance, which provide that “the cornerstone of director compensation programs should be alignment of interests through the attainment of significant equity holding in the company meaningful to each individual director”,1 (ii) from a strategic perspective, the Company appears to lack a clear plan for the succession of Mr. Iger as Chief Executive Officer (having recently extended Mr. Iger’s contract through 2026, after originally committing to only a two-year term in November 2022, and failing to identify any successor to Mr. Iger),2 which the Filing Persons believe heightens risks to the Company’s long-term operational performance, (iii) from a financial perspective, the Company’s earnings per share “excluding certain items” as reported by the Company in SEC filings (“EPS”) in the most recent fiscal year were lower than the EPS generated by the Company a decade ago, and over 50% lower than peak EPS, in fiscal year 2018, despite over $100 billion of capital invested since that time, and (iv) from an operational perspective, the Company has continued to face substantial streaming losses3 and has provided no guidance or tangible targets regarding profitability beyond breakeven.4

•	that "...none of [the Blackwells Nominees] have the same level of relevant experience or qualifications as the Trian Nominees."

In response to the Staff’s comment, the Filing Persons have revised their disclosure on page 4 of the Revised Preliminary Proxy Statement to specify that none of the Blackwells Nominees have the same level of relevant experience or qualifications “stewarding large, consumer-oriented public companies” as the Trian Nominees.

The Filing Persons note that their prior disclosure is supported by the information provided in the “Biographical Information” section of the Preliminary Proxy Statement—and the Revised Preliminary Proxy Statement. As discussed in these filings, Mr. Peltz has served as a director at numerous public companies focused on consumer brands, including Procter & Gamble, Unilever, H. J. Heinz, and Mondelēz, and Mr. Rasulo has extensive experience in consumer brands from serving in senior executive management roles at the Company, including as Chief Financial Officer and Chairman of Walt Disney Parks and Resorts Worldwide, and from serving on the board of directors of iHeart Media, Inc., an audio media company.

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1 Council of Institutional Investors, “Policies on Corporate Governance” (March 6, 2023), available at https://www.cii.org/corp_gov_policies.

2 See article titled “Disney’s wildest ride: Iger, Chapek and the making of an epic succession mess” published on September 6, 2023 by CNBC, available at https://www.cnbc.com/2023/09/06/disney-succession-mess-iger-chapek.html.

3 SEC filings and Company transcripts.

4 Id.

Comparatively, the preliminary proxy statement filed on Schedule 14A by Blackwells Capital LLC and certain other persons (collectively, “Blackwells”), filed with the SEC on January 19, 2024, indicates that Jessica Schell and Leah Solivan, two of the Blackwells nominees, do not have experience serving as a director of a public company and that the third, Craig Hatkoff, has public company board experience only at real estate and financial services companies, which are not the primary businesses of the Company.

•	that Mr. Peltz "...has a long track record of prompting bold action to drive operational turnarounds, transformations, effective leadership succession processes, and value creation across numerous industries."

In response to the Staff’s comment, the Filing Persons have supplemented the disclosure in the text on page 4 of the Revised Preliminary Proxy Statement to provide further support for the excerpted statement above.

•	that Mr. Rasulo has "...in-depth knowledge of the complex financial and operational issues facing the Company."

In response to the Staff’s comment, the Filing Persons have revised and qualified the text of this disclosure on pages 4 and 20 of the Revised Preliminary Proxy Statement.

Reasons to Vote for the Trian Group’s Nominees

2)	We note your disclosure and footnote relating to the company’s TSR since 2005. Please revise to clarify that Mr. Iger was not the company’s CEO throughout the period 2005- 2023. Alternatively, provide a breakdown of the TSR for Mr. Iger’s first and second stints as CEO.

In response to the Staff’s comment, the Filing Persons have supplemented the disclosure in footnote 10 on page 9 of the Revised Preliminary Proxy Statement to clarify the disclosure in accordance with the Staff’s direction.

3)	We note your statement that “The Trian Group believes that the Board needs independent directors selected by shareholders that can bring fresh perspectives to the Company’s challenges.” Please revise your disclosure to explain this statement further, as the company’s board is currently composed of mostly independent directors and mostly elected by the shareholders.

In response to the Staff’s comment, the Filing Persons have provided revised disclosure on page 10 of the Revised Preliminary Proxy Statement, clarifying their position with respect to independent directors.

General

4)	Please include page numbers in your proxy statement.

The Filing Persons have updated the Revised Preliminary Proxy Statement to include page numbers.

5)	Please include the names of the Opposed Company Nominees in your next amendment.

The Filing Persons respectfully advise the Staff that they are still in the process of determining the identities of the Opposed Company Nominees and therefore are not in a position to identify such individuals in time for the filing of the Revised Proxy Statement. The Filing Persons intend to update subsequent filings (including any definitive proxy statement filings) to include the names of each of the Opposed Company Nominees and Unopposed Company Nominees, as well as the reasons for opposing the identified Opposed Company Nominees, once the Filing Persons identify such individuals. The Filing Persons hereby undertake to provide the Staff with such revised filings, including evidence of changes thereto, when available.

Soliciting Materials filed pursuant to Rule 14a-12

Restore the Magic Screenshots

6)	We note your references to the beneficial ownership of Disney shares by Trian. Given that a large portion of such shares are owned by other members of the Trian Group, please revise your disclosure and website to refer to such beneficial ownership as being held by the Trian Group. On a related note, please include the number of shares owned by each of your nominees each time you compare the ownership of shares of any of the company's directors and that of the Trian Group, including any clarification necessary with respect to shares owned by Mr. Peltz.

 In response to the Staff’s comment, the Filing Persons have added responsive disclosure to their website, as reflected in the DFAN14A filed by the Filing Persons with the SEC on January 25, 2024.

* * *

Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2577. Thank you for your attention to this matter.

[Signature Page Follows]

Very truly yours,

/s/ Sean W. Brownridge

Sean W. Brownridge

cc:	Brian L. Schorr
Daniel Marx
Trian Fund Management, L.P.

Marc Weingarten
Eleazer Klein
Schulte Roth & Zabel LLP